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                   U. S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.   20549



                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                            EVOLVING SYSTEMS, INC.
                               (Name of Issuer)


                    Common Stock, $.001 Par Value Per Share
                        (Title of Class of Securities)


                                (CUSIP Number)
                                  30049R 10 0

            (Date of Event Which Requires Filing of this Statement)

                               December 31, 1999



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

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CUSIP Number:  30049R 10 0


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          George A. Hallenbeck

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]

          (b)  [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

Number of                5  Sole Voting Power
Shares                      2,174,296*
Beneficially                ------------------------
Owned by                 6  Shared Voting Power
Each Reporting              100,000
Perwon With:                ------------------------
                         7  Sole Dispositive Power
                            1,111,796
                            ------------------------
                         8  Shared Dispositive Power
                            100,000
                            ------------------------

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     2,274,296*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          [_]

11   Percent of Class Represented by Amount in Row (9)

     18.24%

12   Type of Reporting Person

          IN

                                       2
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CUSIP Number:  30049R 10 0


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jacquie Hallenbeck

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]

          (b)  [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

Number of                5  Sole Voting Power
Shares                      None
Beneficially                ------------------------
Owned by                 6  Shared Voting Power
Each Reporting              None
Person With:                ------------------------
                         7  Sole Dispositive Power
                            1,062,500*
                            ------------------------
                         8  Shared Dispositive Power
                            None
                            ------------------------

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     1,062,500*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          [_]

11   Percent of Class Represented by Amount in Row (9)

     8.6%

12   Type of Reporting Person

          IN

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Item 1.

          (a)  Evolving Systems, Inc.

          (b)  9777 Mt. Pyramid Court
               Englewood, Colorado 80112

Item 2.

          (a)  Name of Person Filing

               George A. Hallenbeck, on his own behalf and on behalf of Jacquie Hallenbeck (see the Joint Filing Agreement attached hereto as Exhibit A).

          (b)  Address of Principal Business Office or, if none, Residence

               c/o Evolving Systems, Inc.
               9777 Mt. Pyramid Court
               Englewood, CO   80222

          (c)  Citizenship

               United States of America

          (d)  Title of Class of Securities

               Common Stock

          (e)  CUSIP Number

               30049R 10 0

Item 3.   N/A

Item 4.   Ownership

          (a)  Amount beneficially owned:

               George A. Hallenbeck:  2,274,296*
               Jacquie Hallenbeck:    1,062,500*

          (b)  Percent of class:

               George A. Hallenbeck:  18.24%
               Jacquie Hallenbeck:    8.6%

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          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:

                     George A. Hallenbeck:  2,174,296*
                     Jacquie Hallenbeck:    None

               (ii)  Shared power to vote or to direct the vote:

                     George A. Hallenbeck:  100,000
                     Jacquie Hallenbeck:    None

               (iii) Sole power to dispose or to direct the disposition of:

                     George A. Hallenbeck:  1,111,796
                     Jacquie Hallenbeck:    1,062,500*

               (iv)  Shared power to dispose or to direct the disposition of:

                     George A. Hallenbeck:  100,000
                     Jacquie Hallenbeck:    None

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. I dentification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

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Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


* In January 2000, Jacquie Hallenbeck sold 62,500 shares. As a result of this sale, Ms. Hallenbeck owns 1,000,000 shares as of the date of this report.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      2/8/00
                                      ------------------------
                                      Date

                                      /s/ George A. Hallenbeck
                                      ------------------------
                                      George A. Hallenbeck

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                                   EXHIBIT A

                            JOINT FILING AGREEMENT


     Each of the undersigned hereby agrees and consents to the execution and joint filing on his or her behalf by George A. Hallenbeck of this Schedule 13G regarding beneficial ownership of Common Stock of Evolving Systems, Inc. as of December 31, 1999.


                                      /s/ George A. Hallenbeck
                                      ------------------------
                                      George A. Hallenbeck


                                      /s/ Jacquie Hallenbeck
                                      ------------------------
                                      Jacquie Hallenbeck

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